Exhibit 21.1

Certain subsidiaries of Redbox Entertainment Inc. as of December 31, 2021 and their respective state of incorporation are listed below.

Name	State of Incorporation
Redwood Intermediate, LLC	Delaware
Redbox Automated Retail, LLC	Delaware
Redbox Incentives, LLC	Illinois
Redbox Entertainment, LLC	Delaware
Redbox Holdings, LLC	Delaware